Exhibit (a)(5)(D)
Tucows Inc. Announces Final Results of Dutch Tender Offer

TORONTO – January 26, 2012 – Tucows Inc. (NYSE AMEX:TCX), (TSX:TC), a global provider of domain names, email and other Internet services, announced today the final results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on January 20, 2012.  Tucows will purchase 7,570,178 shares of its Common Stock at a purchase price of $0.77 per share, for a total cost of $5,829,037, excluding fees and expenses related to the tender offer.  Payment for shares accepted for purchase will be funded from a combination of available cash and two demand loan revolving facilities Tucows currently has with the Bank of Montreal.

The 7,570,178 shares to be purchased are comprised of the 6,500,000 shares Tucows offered to purchase and 1,070,178 shares to be purchased pursuant to Tucows’ right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. The 7,570,178 shares accepted for purchase in the tender offer represent approximately 14.1% of Tucows’ currently issued and outstanding Common Stock.

Based on the final count by the depositary for the tender offer, 14,421,373 shares were properly tendered at prices at or below the purchase price, making the tender offer oversubscribed by 6,851,195 shares, or approximately 47.5%. Due to over-subscription, the final proration factor for shares tendered at or below $0.77 per share will be approximately 52.5% (other than “odd lot” holders whose shares were purchased on a priority basis). For this purpose, shares tendered at or below $0.77 per share will include shares tendered by those persons who indicated in their letter of transmittal that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

Directors, executive officers, and affiliates of Tucows were eligible to participate in the offer.  Lacuna LLC, a company of which Rawleigh Ralls, a director of Tucows, is a founding partner, tendered all of its 7.85 million shares in the offer as part of a rebalancing of its portfolio, 4,120,465 of which will be purchased by Tucows in the offer. In addition, Mr. Ralls tendered an additional 300,000 shares that he holds directly, 157,470 of which will be purchased by Tucows in the offer.

Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by Broadridge Corporate Issuer Solutions Inc., the depositary for the tender offer.

As a result of the completion of the tender offer and immediately following payment of the tendered shares, Tucows will have approximately 46,047,111 shares issued and outstanding.

About Tucows

Tucows is a global Internet services company. OpenSRS manages over eleven million domain names and millions of email boxes through a reseller network of over 12,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows Downloads.  More information can be found at http://tucowsinc.com.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

Contact:
Lawrence Chamberlain
TMX Equicom
(416) 815-0700 ext. 257
lchamberlain@equicomgroup.com